

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 23, 2023

Andrew Freedman
Partner
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

> **Re: Diversified Healthcare Trust**
> **PRRN14A field June 23, 2023**
> **Filed by Flat Footed LLC and Marc Andersen**
> **SEC File No. 001-15319**

Dear Andrew Freedman:

We have reviewed your revised filing and accompanying response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PRRN14A filed June 23, 2023

General

1.   We note your response to comment three in our last comment letter dated June 21, 2023. Please advise when Flat Footed will amend its Schedule 13D to address this comment and the new disclosure you have added in the proxy statement.

2.   We note your response to comment five in our June 21, 2023 comment letter. We have considered your response and while we do not necessarily agree with your analysis or conclusion, we will not comment further at this time.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions